

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Via U S Mail and FAX [(866) 328-1821]

Randy H. Thurman
President and Chief Executive Officer
CardioNet, Inc.
227 Washington Street
Conshohocken, Pennsylvania 19428

> **Re: CardioNet, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 23, 2010**
> **File No. 001-33993**

Dear Mr. Thurman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis

Reimbursement, page 49

1.   We note the discussion of the reduction in the reimbursement rate for your MCOT
        services effective September 1, 2009, which has had negative impact on your revenue
        and operating results and has presented significant challenges to your current business
        model. We also note your discussion on page 13 of your Form 10-Q for the quarterly
        period ended March 31, 2010 that the decline in the reimbursement rate has presented
        significant challenges to the viability of your current business model. Please provide us
        your analysis of the expected impact of the reduction in the reimbursement rate on your
        business and steps you have taken to address the long term impact of this on your
        business operations.

Goodwill and Acquired Intangible Assets, page 52

2.   We note the discussion of your goodwill impairment analysis on page 52 and that no
        impairment has been recorded in fiscal years 2009 or 2008. Please tell us how you
        considered the impact of the reduction in the reimbursement rate for your MCOT services
        and the significant decline in your stock price in your goodwill impairment assessment
        for fiscal 2009.

Results of Operations

Years Ended December 31, 2009 and 2008, page 55

3.   Please tell us where you have disclosed the reason for the significant increase in the
        provision for bad debt expense in fiscal 2009 and 2008 and clarify whether the increase
        in fiscal 2009 is related to the reduction in the reimbursement rate for your MCOT
        services.

4.   We note the significant increases in bad debt expense and in your allowance for doubtful
        accounts, as disclosed here and on pages 64 and 70. With a view toward disclosure in
        applicable future filings, please tell us about any known trends related to your ability to
        collect accounts receivable and the ability of your customers to satisfy their payment
        obligations to you.

Financial Statements

Note 2. Accounts Receivable and Allowance for Bad Debt, page 69

5.   Please tell us why your allowance is 35% and 27% of accounts receivable at December 31, 2009 and 2008. In addition, tell us about the reason for the significant increase in your allowance at December 31, 2009. Please tell us the percentage of your receivables that are with third party payors versus patients. Please also provide an aging of your receivables at December 31, 2008 and 2009.

Note 2. Segment Information, page 74

6.   In future filings, please quantify revenues from each of your major product lines or tell us why you believe this is not required. For guidance, please see FASB ASC 280-10-50-40.

Consent of Independent Registered Public Accounting Firm, Exhibit 23

7.   We note that your Form 10-K is incorporated by reference in your registration statement on Form S-8. Please amend the filing to include a signed auditor's consent. Please refer to the guidance provided in Item 302 (a) of Regulation S-T, which addresses signatures in electronic filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Randy H. Thurman

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief